Aut 3.30.2004



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 2 2004 WASH. D.C. 158

SEC FILE NUMBER
8- 5 2033

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/03__ AND ENDING __12/31/03__
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
 Gryphon Financial Securities, Corp.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

400 Royal Palm Way, Suite 300
          (No. and Street)

Palm Beach   FL   33480
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Younis Zubchevich   917-257-5137·
                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bagell, Josephs & Company, L.L.C.
          (Name – if individual, state last, first, middle name)

200 Haddonfield-Berlin Road Ste 400-403 Gibbsboro, NJ   08026
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant
 ☐ Public Accountant
 ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)
     Potential persons who are to respond to the collection of
     information contained in this form are not required to respond
     unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Younis Zubchevich_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Gryphon Financial Securities, Corp._____, as of __December 31_____, 20 __03__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____   _____
                                                              Signature

                                                              President
                                                              Title

pers. known

WENDE WAGNER
MY COMMISSION # DD 248952
EXPIRES: October 25, 2007
Bonded Thru Notary Public Underwriters

UYPED
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRYPHON FINANCIAL SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

GRYPHON FINANCIAL SECURITIES CORP.
FINANCIAL STATEMENTS
DECEMBER 31, 2003

CONTENTS

	Pages
Affirmation of Officer	1-2
Independent Auditors' Report	3
Financial Statements	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-9
Supplemental Information	
Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission	10
Report on Internal Control	11-12



BAGELL, JOSEPHS
& COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
P: 856-346-2828
F: 856-346-2882

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Gryphon Financial Securities Corp.
Palm Beach, Florida

We have audited the accompanying statement of financial condition of Gryphon Financial
Securities Corp. as of December 31, 2003, and the related statements of operations, changes in
stockholder's equity and cash flows for the year then ended. These financial statements are the
responsibility of the Company's management. Our responsibility is to express an opinion on
these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United
States of America. Those standards require that we plan and perform the audit to obtain
reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in
the financial statements. An audit also includes assessing the accounting principles used and
significant estimates made by management, as well as evaluating the overall financial statement
presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects,
the financial position of Gryphon Financial Securities Corp. as of December 31, 2003, and the
results of its operations and its cash flows for the year then ended, in conformity with
accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements
taken as a whole. The information contained in the supplemental schedule listed in the
accompanying index is presented for the purposes of additional analysis and is not a required
part of the basic financial statements, but is supplemental information required by Rule 17a-5
under the Securities Exchange Act of 1934. Such information has been subjected to the auditing
procedures applied in the audit of the basic financial statements and, in our opinion, is fairly
stated in all material respects in relation to the basic financial statements taken as a whole.

BAGELL, JOSEPHS & COMPANY, L.L.C.
BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 2, 2004

GRYPHON FINANCIAL SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

ASSETS

Cash	$	13,895
Loan receivable		240
Investment		600
TOTAL ASSETS	$	14,735

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	6,000

STOCKHOLDER'S EQUITY

Common stock, $.01 par value - 100,000 shares authorized; 10,000 shares issued and outstanding	$	100
Additional paid-in capital		8,399
Retained earnings		236
Total stockholder's equity		8,735
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	14,735

The accompanying notes are an integral part of these financial statements

GRYPHON FINANCIAL SECURITIES CORP.
STATEMENT OF LOSS
FOR THE YEARS ENDED DECEMBER 31, 2003

REVENUE

Commission income	$	23,750
Interest income		2
Total revenue		23,752

EXPENSES

Management fees	20,110
Quotes & Research	1,602
Other	4,000
Total expenses	25,712

NET LOSS	$	(1,960)

The accompanying notes are an integral part of these financial statements.

GRYPHON FINANCIAL SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
BALANCE - January 1, 2003	10,000	$100	$11,400	$2,196	$13,696
Net loss	-	-	-	(1,960)	(1,960)
Dividend	-	-	(3,001)	-	(3,001)
BALANCE - December 31, 2003	10,000	$ 100	$ 8,399	$ 236	$ 8,735

The accompanying notes are an integral part of these financial statements.

GRYPHON FINANCIAL SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss $ (1,960)

Changes in operating assets and liabilities:
(Increase) Decrease in:

Due from broker   5,392
Accounts payable and accrued expenses   6,000

   Net cash provided by operating activities   9,432

CASH FLOWS FROM FINANCING ACTIVITIES:

Capital withdrawls   (3,001)

   Net cash used in financing activities   (3,001)

NET INCREASE IN CASH   6,431

CASH- BEGINNING OF YEAR   7,464

CASH - END OF YEAR $ 13,895

The accompanying notes are an integral part of these financial statements.

NOTE 1.   **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

BUSINESS

Gryphon Financial Securities Corp. ("Company") a Delaware corporation, licensed to do business in the State of New York, is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

INCOME TAXES

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial reporting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classifications of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at financial institutions which are insured by the Federal Deposit Insurance Corporation or Securities Investor Protection Corporation up to $100,000.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1.   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES (CONTINUED)

COST SHARING ARRANGEMENT

The Company's shareholder York Avenue Holding Corp. ("York") and the
Company have agreed to have York pay for a majority of the operating expenses
of the Company.

NOTE 2.   REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires
the maintenance of minimum regulatory net capital requirements. As of
December 31, 2003 the Company has regulatory net capital of approximately
$7,895 and a minimum regulatory net capital requirement of $5,000.

NOTE 3.   INCOME TAXES

The Company is a 100% wholly owned subsidiary of York Avenue Holding Corp.
The income will be reported in a consolidated corporate income tax return. Thus,
there is no provision for income taxes.

NOTE 4.   LOAN RECEIVABLE

The Company has an outstanding loan receivable from a related company of $240
as of December 31, 2003. The receivable has no specific payment terms and is
non-interest bearing.

SUPPLEMENTAL INFORMATION

GRYPHON FINANCIAL SECURITIES CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Computation of Net Capital

Total stockholder's equity from statement of financial condition	$	8,735
Less: Non-allowable assets		(840)
NET CAPITAL	$	7,895

Computation of Basic Net Capital Requirements

Minimum dollar per capital requirements of reporting broker/dealer	$	5,000
Minimum net capital requirements of reporting broker/dealer	$	5,000
EXCESS NET CAPITAL	$	2,895

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with Company's computation of net capital as reported in the unaudited Part II A of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.



BAGELL, JOSEPHS & COMPANY, L.L.C.

Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
P: 856-346-2828
F: 856-346-2882

REPORT ON INTERNAL CONTROL

Board of Directors
Gryphon Financial Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Gryphon Financial Securities Corp. for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5 (g) (1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of: American Institute of Certified Public Accountants (AICPA), SEC Practice Section of the AICPA (SECPSI),
New Jersey Society of Certified Public Accountants, Pennsylvania Institute of Certified Public Accountants, Florida State Board of Accountancy.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we were not aware of any matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS & COMPANY, L.L.C.
BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

Date: February 2, 2004